

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 2, 2018

Wyatt Hartley
Chief Financial Officer
Brookfield Renewable Partners LP
73 Front Street, 5th floor
Hamilton HM 12 Bermuda

> **Re:** **Brookfield Renewable Partners LP**
> **Form 20-F for the Fiscal Year Ended December 31, 2017**
> **Filed March 1, 2018**
> **File No. 1-35530**

Dear Mr. Hartley:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products